EXHIBIT 99.1

Full Year 2021 Corporate Update:  Sono Motors Solar Technology Delivered to Several Partners and Sion Production Capacity Secured

  Several B2B Projects for Solar Integration Delivered, Including Solar Buses for Public Transport in Q1 2022, Last Mile Delivery Truck and US RV Retailer in 2021.
  Between 2021 and Q1 2022 Sono Solar B2B Partner Arrangements Increased From 2 to 17.
  Signed a Contract Manufacturer With Years of Experience in Production for Premium OEMs, Which Will Provide Production Capacity for 257,000 Cars Within 7 Years.
  As of 31 March 2022, Reservations for The Sion Solar Electric Vehicle (SEV) Totaled Over 17,000, With an Average Down Payment of €2,390 Net.
  Development of the Sion Progressed as Planned With Building of a Series-Validation Vehicle Fleet, to Be Presented to the Public This Summer.
  Sono Car Sharing App Launched in Germany.

MUNICH, Germany, April 19, 2022 (GLOBE NEWSWIRE) -- Sono Group N.V. (NASDAQ: SEV) (hereafter referred to as “Sono Motors” or the “Company”, parent company to “Sono Motors GmbH”), the company that aims to revolutionize the future of solar-powered transport, today announced its financial results for the financial year ended 31 December 2021.

“We have achieved major milestones on our growth path. We’re scaling up our Sono Solar business, have delivered several products to B2B customers in the last months, and thus generated first revenues. Our proprietary solar technology is already contributing to climate protection and the reduction of CO2 emissions on Munich public transport and supporting the city’s clean air targets. These examples showcase our plan to diversify our business by establishing our B2B solar business as a strategic pillar, equal to our solar electric vehicle, the Sion,” states Laurin Hahn, CEO and co-founder of Sono Motors.

“This year we also have a clear focus on enhancing the quality, testing, and speed of the Sion program. We are now well into the series-validation phase and progressing with vehicle testing and certification. Our collaborative working with our new contract manufacturer positions us well to keep our promise and deliver a climate-neutral Sion to our customers next year,” Hahn adds.

2021 Business Highlights

  Grew B2B solar integration client base, with more contracts and offers from various OEMs and fleet owners across various transportation sectors. In Q4 2021, we delivered our first solar-powered light-electric vehicle prototype to ARI Motors and installed the first RV solar retrofit for a client in the U.S.
  Opened our dedicated development center for the B2B solar business. Specialists use bespoke equipment and test facilities to enhance speed for all solar projects.
  Launched Gen 2 prototypes at CES and used those vehicles for intensive development, the completion of first winter & summer tests, continued engineering and over 1,000 customer test drives, bringing the total test drive number to more than 18,000 customers so far.
  The vast majority of Sion sourcing decisions were made by year-end 2021.
  The launch of the Sono app on 6 December 2021 enabled Sono Motors to expand its app beyond the Sion. The aim is to gather more data and customer feedback for incremental development of the service. Sono Motors provides an in-app booking and payment system as well as additional insurance if required. The app allows users in Germany to share their car - not just the Sion - via community car sharing with friends, family, and neighbors.
  By the end of 2021, 231 people of over 30 different nationalities were employed at Sono Motors. This represents an approximate team size increase of 120% over the year. This number increased to 267 people by the end of Q1 2022.

Recent Updates

  Sono Motors delivered its innovative solar technology to several customers including Munich’s public transport provider MVG. Our solar bus retrofit solution can reduce local CO2 emissions by over 6.5 metric tons per year, per vehicle. Further benefits include fuel savings of up to 2,500 liters of diesel per vehicle, per year, the stabilization of energy supply, the extension of the 24V battery life, and reduced maintenance costs.
  Increased solar integration B2B partner arrangements to 17 by 31 March 2022, compared to 2 at the start of 2021.
  Signed binding term sheet with Valmet Automotive as an experienced contract manufacturer for the Sion. As of today, Valmet Automotive has produced over 1.7 million cars for brands like Mercedes, Porsche, and SAAB. Valmet Automotive will build the Sion at its plant in Uusikaupunki, Finland, and will provide the capacity to produce 257,000 vehicles over a seven-year period. This cooperation marks another milestone toward delivering the Sion to our growing Community.
  Build of a fleet of 37 series-validation vehicles and Bodies in White is currently underway, ushering in the Sion's testing program. These cars consist of series components and correspond to the planned final design. This was established in Q1 2022, alongside completing the 2nd generation prototype program, as well as the accompanying definition of components and vehicle parameters. The fleet will be used for series validation, optimization, homologation, and crash tests.
  Significant progress has been made on Sion’s User Interface and User Experience Design (UI/UX) by integrating payment processes, insurance booking and Salesforce, Google, and SAP within the backend infrastructure for a fully digital customer experience.
  ESG activities include progress towards offsetting activity-based value chain emissions, and our participation in the Time for Climate Action campaign prior to Earth Day on 22 April 2022, and our first full year (2021) of operations with first local impacts within the Fair Cobalt Association.

Financial Highlights

  Commenced monetizing the proprietary solar technology – several public transport buses have been equipped. Retrofitting of a boat and refrigeration trucks is ongoing.
  Sono Motors amassed over 16,700 direct consumer reservations by year-end 2021. Reservations increased by nearly 4,000 in 2021, equivalent to a 31% y-o-y increase.
  As of 31 March 2022, the Sion has over 17,000 reservations with an average down payment of €2,390 net and equivalent net sales volume of € 368 million, assuming that all reservations result in sales.
  Cash and cash equivalents of €132.9 million as of 31 December 2021, demonstrating an increase of 206.9% compared to year-end 2020 (€43.3 million).
  Loss from operations totaled €59.2 million (2020: €53.9 million). Net loss totaled €63.9 million and €1.07 loss per share (2020: €56.0 million and €0.97).
  €16 thousand revenues generated, thereof €11 thousand from integrating our proprietary solar technology.
  OpEx increased mainly due to intensified development of prototypes and general company growth.
  Cash in the bank increased by €90 million in 2021, mainly driven by IPO (cash-in of €142 million).
  Increase of €4 million in advance payments received from customers.

Conference Call Information
Sono Motors will host a webcast for analysts on this occasion at 8:00 a.m. Eastern Time (2:00 p.m. CET) today, 19 April 2022. The live audio webcast and supplementary information will be accessible on Sono Motors’ IR website at https://ir.sonomotors.com/. A replay of the webcast will also be available.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Its disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

Sono Motors is developing the world’s first solar electric vehicle (SEV) for the masses, the Sion. Empowered by a strong community, Sono Motors has amassed more than 17,000 reservations with advance payments for the Sion. These vehicles will be produced through contract manufacturing.

Sono Motors' proprietary solar technology has been engineered to enable integration and licensing for a wide range of vehicle architectures that go far beyond the Sion, such as buses, trailers, trucks, camper vans, trains, and boats.

PRESS CONTACT
Christian Scheckenbach  |  Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com  |  Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2021 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

FINANCIAL RESULTS

(amounts in thousands, except share and per share data)

INCOME STATEMENT

€k	FY 2021	FY 2020	FY 2019
Revenue	16	-	-
Cost of sales	(58)	-	-
Gross income(loss)	(42)	-	-

Cost of research and development	(40,609)	(30,469)	(4,937)
Selling and distribution costs	(3,220)	(9,100)	(2,135)
General and administrative expenses	(15,094)	(14,404)	(2,417)
Other operating income/expenses	(183)	(15)	220
Impairment loss on financial assets	(6)	(6)	-
Operating income(loss)	(59,154)	(53,994)	(9,269)

Interest and similar income	-	2	-
Interest and similar expense	(4,781)	(2,040)	(702)
INCOME (LOSS) BEFORE TAX	(63,935)	(56,032)	(9,971)

Tax on income and earnings	(18)	-	-
Income (loss) after tax	(63,953)	(56,032)	(9,971)

Income (loss) for the period	(63,953)	(56,032)	(9,971)

Other comprehensive income (loss)	16	(21)	-
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(63,937)	(56,053)	(9,971)

Earnings per shares for income(loss) attributable to the ordinary equity holders of the company:
BASIC/DILUTED EARNINGS (LOSS) PER SHARE IN EUR	(1.07)	(0.97)	(0.18)

BALANCE SHEET

€k	FY 2021	FY 2020
ASSETS
Intangible assets	206	16
Property, plant, and equipment	1,484	2,102
Right-of-use assets	3,018	1,937
Other financial assets	91	41
Other non-financial assets	89	-
Noncurrent assets	4,888	4,096

Other financial assets	6,233	5,404
Other non-financial assets	3,236	579
Cash and cash equivalents	132,939	43,264
Current assets	142,408	49,247

TOTAL ASSETS	147,296	53,343

EQUITY AND LIABILITIES
Subscribed capital	8,735	6,468
Capital reserve	221,785	71,629
Payment of principal portion of lease liabilities	(147,081)	(83,123)
Equity	83,439	(5,026)

Advance payments received from customers	44,756	38,972
Financial liabilities	6,353	5,335
Noncurrent liabilities	51,109	44,307

Financial liabilities	472	9,388
Trade and other payables	7,582	2,874
Other liabilities	2,392	1,689
Provisions	2,302	111
Current liabilities	12,748	14,062

TOTAL EQUITY AND LIABILITIES	147,296	53,343

CASH FLOW STATEMENT

€k	FY 2021	FY 2020	FY 2019
Income (loss) after tax	(63,953)	(56,032)	(9,971)
Depreciation of property, plant, and equipment	125	61	50
Impairment of property, plant, and equipment	1965	-	-
Depreciation of right-of-use assets	415	313	163
Amortization of intangible assets	34	11	11
Expense(+) for share based payment transaction	1,981	32,160	-
Other non-cash expense(+)	112	346	-

Interest and similar income	-	(2)	-
Interest and similar expense	4,781	2,040	702
Movements in provisions	2,191	(526)	418
Decrease(+)/increase(-) in advances received from customers	4,286	26,448	800
Decrease (+)/increase(-) in other assets	(3,760)	(5,766)	456
Increase(+)/decrease(-) in trade and other payables	5,118	322	(1,284)
Interest paid	(436)	(561)	(120)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(47,141)	(1,186)	(8,775)

Purchase of intangible assets	(223)	-	-
Purchase of property, plant, and equipment	(1,429)	(42)	(1,139)
Net cash flows from investing activities	(1,652)	(42)	(1,139)

Transaction costs on issue of shares to institutional investors	(17)	(2,192)	(109)
Transaction cost on issue of shares in IPO	(2,690)	-	-
Proceeds from issues of shares in IPO	142,334	-	-
Proceeds from issue of shares to institutional investors	1500	38,229	5,297
Proceeds from borrowings	-	10,657	3,710
Repayment of borrowings	(2,187)	(2,327)	-
€k	FY 2021	FY 2020	FY 2019
Payment of principal portion of lease liabilities	(378)	(282)	(92)
Net cash flow from financing activities	138,562	44,085	8,806

Net decrease in cash and cash equivalents	89,769	42,857	(1,108)

Effect of currency translation on cash and cash equivalent	(94)	-	-

Cash and cash equivalents at the beginning of the financial year	43,264	407	1,515
CASH AND CASH EQUIVALENTS AT END OF YEAR	132,939	43,264	407

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/4e2803d4-d01d-4950-8568-0634cca8f725

https://www.globenewswire.com/NewsRoom/AttachmentNg/2d31c72d-9c1c-42ce-97fb-9f1643e83496

NET CASH FLOWS FROM OPERATING ACTIVITIES